UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ELECTRO ENERGY, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

285106100

(CUSIP Number)

Duane L. Berlin, Esq.
Scott C. Wells, Esq.
Lev & Berlin, P.C.
200 Connecticut Avenue, 5th Floor
Norwalk, CT 06854
(203) 838-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285106100

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Michael D. Eskra

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization State of Wisconsin

	7.	Sole Voting Power 1,027,102
Number of
Shares
Beneficially	8.	Shared Voting Power 225,877
Owned by
Each
Reporting	9.	Sole Dispositive Power 1,027,102
Person With

	10.	Shared Dispositive Power 225,877

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,252,979(1)

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11) 9.5%(2)

	14.	Type of Reporting Person (See Instructions) IN

(1)
Includes 225,877 shares of common stock of the Issuer owned by Eskra Technical Products, Inc., an affiliate of the Reporting Person; does not include 257,850 shares of common stock of the Issuer issuable to the Reporting Person upon the exercise of options that are not exercisable within 60 days of the date of this statement.

(2)
Percentage based upon 12,197,561 shares of common stock of the Issuer outstanding, as reported by the Issuer in its Current Report on Form 8-K filed June 10, 2004, plus 1,027,102 shares of common stock of the Issuer issuable to the Reporting Person upon the exercise of options exercisable within 60 days of the date of this statement.

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SCHEDULE 13D

Item 1.   Security and Issuer

This Schedule 13D relates to shares of the Common Stock, $0.001 par value per share (the “Shares”), of Electro Energy, Inc. (formerly MCG Diversified, Inc.), a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 30 Shelter Rock Road, Danbury, Connecticut 06810.

Item 2.   Identity and Background

This Schedule 13D is filed by Mr. Michael D. Eskra (a United States citizen), who is herein referred to as the “Reporting Person.” His business address is 30 Shelter Rock Road, Danbury, Connecticut 06810. The Reporting Person is the President and Chief Operating Officer of the Issuer and its wholly-owned subsidiary.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Shares owned by the Reporting Person were acquired as a result of the merger (the “Merger”) of a wholly-owned subsidiary of the Issuer with and into Electro Energy, Inc., a Delaware corporation (“EEI”). Under the terms of the Merger, (i) EEI was the surviving corporation in the Merger and became a subsidiary of the Issuer as a result of the Merger, (ii) the holders of (A) the outstanding capital stock and substantially all convertible debt securities of EEI immediately prior to the effective time of the Merger (the “Merger Effective Time” or “Effective Time”) received Shares (hereinafter, “Merger Shares,” which term includes the Merger Warrant Shares as hereinafter defined) in the Merger, (B) holders of warrants to acquire EEI common stock immediately prior to the Merger Effective Time received warrants (“Merger Warrants”) to purchase Shares (“Merger Warrant Shares”), and (C) holders of options to purchase EEI common stock received options to acquire Shares, (iii) the Reporting Person and two other directors of EEI became three of the five directors of the Issuer, and the Reporting Person also became the President and Chief Operating Officer of the Issuer, and (iv) the directors of the Issuer immediately prior to the Merger Effective Time resigned from the Issuer’s Board of Directors. The Reporting Person acquired his shares of EEI from time to time prior to the Merger Effective Time in connection with his service to EEI as a director and officer.

Item 4.   Purpose of Transaction

The Reporting Person acquired his Shares and options to purchase Shares of the Issuer in exchange for his shares and options to purchase shares of EEI as a result of the Merger. At the Merger Effective Time, the Issuer simultaneously completed an initial closing of a private placement (the “Private Placement”) of 3,001 units to persons other than the Reporting Person, each unit consisting of one share of EEI series A convertible preferred stock, par value $.001 per share, and a detachable warrant to purchase shares of common stock, at a purchase price of $1,000 per unit. Each share of series A preferred stock is initially convertible into 400 shares of common stock at any time. The warrants entitle the holder to purchase 200 shares of common stock at an exercise price of $2.50 per share through June 7, 2007. The Merger made the net proceeds of the Private Placement available to EEI to continue EEI’s business.

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The Merger Shares acquired by the Reporting Person are subject to a lock-up agreement. See Item 6 for a description of the lock-up agreement.

The Reporting Person has executed a written consent as stockholder and director of the Issuer authorizing (i) the change of the Issuer’s corporate name to “Electro Energy, Inc.” and (ii) the adoption of the EEI 1993 Stock Compensation Plan by the Issuer.

The Reporting Person intends to continually review the Issuer’s business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he may deem appropriate in light of the circumstances existing from time to time. Such actions may involve the purchase of additional Shares, or alternatively, may involve the sale of all or a portion of the Shares held by the Reporting Person in the open market or in privately negotiated transactions to one or more purchasers, subject to the provisions of the lock-up agreement described in Item 6.

The Reporting Person reserves the right to change his intentions with respect to all matters referred to in this Item 4.

Item 5.   Interest in Securities of the Issuer

(a)   An affiliate of the Reporting Person, Eskra Technical Products, Inc. (“ETP”), owns 225,877 outstanding Shares. The Reporting Person also owns options presently exercisable for 1,027,102 Shares, which, taken together, would constitute approximately 9.5% of the outstanding Shares, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage is based upon (i) 12,197,561 Shares outstanding, as reported by the Issuer in its Current Report on Form 8-K filed June 10, 2004, plus (ii) 1,027,102 Shares acquirable upon exercise of the presently exercisable options.

(b)   As the sole director and executive officer of ETP, the Reporting Person has voting and dispositive power over the Shares owned by ETP. The Reporting Person has sole voting and dispositive power over the Shares acquirable under options owned by him. All dispositive power of all Shares of ETP and the Shares acquirable under options owned by the Reporting Person is subject to the lock-up agreement described in Item 6. The Reporting Person disclaims any economic interest in the Shares owned by ETP, other than his pro rata ownership of such Shares through his ownership of the capital stock of ETP.

(c)   The Reporting Person acquired his Shares (including the options) on June 9, 2004, pursuant to the Merger. If the Issuer engages an underwriter or placement agent during the 12 months following the Merger Effective Time to raise a minimum of $5.0 million through the sale of Shares and/or other equity securities, in a public offering or private placement, upon notice of commencing such public offering or private placement, all holders of Shares subject to lock-up agreements, including the Reporting Person, will, if required by the underwriter or placement agent, refrain from making any sales, transfers or other dispositions in the course of such offering, but, in any event, for not more than 90 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up Agreement. In connection with the Merger, the Reporting Person entered into a lock-up agreement with EEI dated May 12, 2004 (the “Reporting Person Lock-Up Agreement”) pursuant to which the Reporting Person agreed not to sell any options or any Shares underlying the options (the “Option Shares”) for a period of 12 months following the Merger Effective Time. The Reporting Person further agreed that from 12 months, and at each subsequent three month interval thereafter, the Reporting Person

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will be permitted to sell Shares at a rate of 12.5% of his initial holdings per month, subject to the Issuer’s Shares having a 30-day average closing “asked” price of at least $5.00 per share. Additionally under the Reporting Person Lock-Up Agreement, after 24 months, and at each subsequent three month interval thereafter, the Reporting Person shall be permitted to sell up to 12.5% of his initial holdings during each three month interval regardless of the trading price of the Common Stock.

Also in connection with the Merger, the Reporting Person’s affiliate, ETP, entered into a lock-up agreement with EEI dated May 12, 2004 (the “Affiliate Lock-Up Agreement”) pursuant to which ETP agreed not to sell any Shares for a period of 12 months following the Merger Effective Time. ETP also agreed that, from 12 months, and at each subsequent three month interval thereafter, ETP will be permitted to sell its shares at a rate of 12.5% of its initial holdings per month, subject to the Issuer’s Shares having a 30-day average closing “asked” price of at least $5.00 per share. Additionally, under the Affiliate Lock-Up Agreement, from 12 months, and at each subsequent three month interval thereafter, if the 30-day average closing “asked” price of the Issuer’s Shares is less than $5.00 per share, ETP shall be permitted to sell a maximum of 25,000 Shares during each three month interval. After 24 months, and at each subsequent three month interval thereafter, ETP shall be permitted under the Affiliate Lock-Up Agreement to sell up to 12.5% of its initial holdings during each three month interval regardless of the trading price of the Shares.

Both the Reporting Person Lock-Up Agreement and the Affiliate Lock-Up Agreement will expire 36 months after the Merger Effective Time. To the extent that the Reporting Person or ETP do not sell any Shares during a three-month period during which sales are permitted under the respective Agreements, the lock-up restrictions with respect to Shares, options or Option Shares that could have been sold during such period will cease to be in effect.

If the Issuer engages an underwriter or placement agent during the 12 months following the Merger Effective Time to raise a minimum of $5.0 million through the sale of Shares and/or other equity securities, in a public offering or private placement, upon notice of commencing such public offering or private placement, all holders of Shares subject to lock-up agreements, including the Reporting Person and ETP, will, if required by the underwriter or placement agent, refrain from making any sales, transfers or other dispositions in the course of such offering, but, in any event, for not more than 90 days.

Item 7.	Material to be Filed as Exhibits

	(a)	Agreement of Merger and Plan of Reorganization, dated May 7, 2004, among the Issuer, EEI Acquisition Corp. and Electro Energy, Inc.

	(b)	Form of Lock-Up Letter between EEI and the Reporting Person.

	(c)	Form of Lock-Up Letter between EEI and Eskra Technical Products, Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

June 18, 2004

Signature

/s/Michael D. Eskra

Name: Michael D. Eskra

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